UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of January 2008
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.

(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      ☒  Form 20-F                                                         ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐     Yes                                                        ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

     Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated January 27, 2008.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Yaniv Baram Name: Yaniv Baram Title: Corporate Secretary

Dated: January 28, 2008

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated January 27, 2008.

Exhibit 1

Elbit Systems To Supply Royal Netherlands Army (RNLA) Advanced Battlefield Management System (BMS) Valued At Approximately $40 Million

Haifa, Israel, January 27, 2008 – Elbit Systems Ltd. (NASDAQ: ESLT) announced that it has been awarded a contract from the Netherlands MoD for the supply of advanced Battlefield Management Systems – BMS. Elbit Systems won the contract, scheduled to be completely delivered over five years, following an international tender participated by several of the leading defense companies in the world.

Elbit Systems will supply systems to the Royal Netherlands Army's (RNLA) Ground Forces that will include Enhanced Tactical Computers – ETCs, incorporating Tactical Communication Devices, and Data Communication Software. The systems will be installed in more then 1800 of the RNLA's vehicles, including tanks, armoured vehicles and others. The project involves extensive cooperation with the Netherlands MoD’s C2 Support Centre.

Defense Secretary of State said in his announcement to the Dutch Parliament that the Battlefield Management System delivered to the RNLA's Ground Forces will provide an integrated- and actual view of the situation in the operation area, improving operational effectiveness of the forces.

Bezhalel (Butsi) Machlis, Corporate VP & General Manager Land Systems & C4I Division, Elbit Systems said: "Winning the tender to supply Battlefield Management Systems to the Netherlands MoD constitutes another step in establishing our position as leader in the C4I fast growing and developing market. Elbit Systems' BMS systems are in use today by over 20 militaries worldwide and we view this contract awarded by the Netherlands MoD, a leading country in NATO, as a springboard to potential future business in this market."

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios.  The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

Contacts:

Company Contact:

Joseph Gaspar, Corporate VP & CFO

Dalia Rosen, Director of Corporate Communications

Elbit Systems Ltd

Tel: +972-4-8316663

Fax: +972-4-8316944

E-mail: gspr@elbit.co.il

             daliarosen@elbit.co.il

IR Contact: Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-646-201-9246 Fax:+972-3-607–4711 E-mail: info@gkir.com

This press release contains forward-looking statements (within the meaning of section 27a of the securities act of 1933, as amended and section 21e of the securities exchange act of 1934, as amended) regarding Elbit Systems Ltd. and/or companies in the Elbit Systems Group, to the extent such statements do not relate to historical or current fact. Forward looking statements are based on management’s expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the private securities litigation reform act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation:scope and length of customer contracts;governmental regulations and approvals;changes in governmental budgeting priorities;general market, political and economic conditions in the countries in which the Elbit Systems Group operates or sells, including Israel and the united states among others;differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; andthe outcome of legal and/or regulatory proceedings.The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on form 20-f, which is on file with the U.S. securities and exchange commission.All forward-looking statements speak only as of the date of this release. Elbit Systems does not undertake to update its forward-looking statements.